Virgin Galactic Holdings, Inc.
166 North Roadrunner Parkway, Suite 1C
Las Cruces, New Mexico 88011
August 4, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Kevin Dougherty

Re:	Virgin Galactic Holdings, Inc.
Registration Statement on Form S-1
Filed on August 3, 2020
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 filed on August 3, 2020 (the “Registration Statement”) of Virgin Galactic Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m. Eastern Time on August 5, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Benjamin Sosin at (714) 755-2267.
Thank you for your assistance in this matter.

Very truly yours,

VIRGIN GALACTIC HOLDINGS, INC.

By:	/s/ Michelle Kley
Michelle Kley

Executive Vice President,
General Counsel and Secretary

cc:	Michael Colglazier, Virgin Galactic Holdings, Inc.
Jonathan Campagna, Virgin Galactic Holdings, Inc.
Drew Capurro, Latham & Watkins LLP
Benjamin D. Sosin, Latham & Watkins LLP
Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP